UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                      PARADISE MUSIC & ENTERTAINMENT, INC.

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                                (Name of Issuer)

                                  Common Stock

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                         (Title of Class of Securities)

                                    699071106

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                                 (CUSIP Number)

                                  March 8, 2000

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             (Date of Event Which Requires Filing of this Statement)

Check    the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule 13G is filed:  [ ] Rule  13d-1(b)  [X] Rule  13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  699071106
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1.   Names of Reporting Persons.

     I.R.S. Identification Nos. Of Above Persons (entities only): Michael A. Roth and Brian J. Stark (filing as joint filers pursuant to Rule 13d-1(k))
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)______                  (b)_______
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3.   SEC Use Only

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4.   Citizenship or Place of Organization:  United States

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Number of Shares Beneficially Owned by     5.  Sole Voting Power      1,263,158*
Each Reporting Person With:
                                           6.  Shared Voting Power            0
                                           7.  Sole Dispositive Power 1,263,158*
                                           8.  Shared Dispositive Power       0

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person:  1,263,158*
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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):  N/A
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11.  Percent of Class Represented by Amount in Row (9):  13.8%
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12.      Type of Reporting Person (See Instructions):  IN
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* BayStar Capital,  L.P.  ("BayStar"),  a Delaware limited  partnership,  is the holder of a  convertible  note which may be  converted  at any time in Baystar's
discretion   into  the  lesser  of  (i)  842,105  shares  of  Paradise  Music  &
Entertainment, Inc. (the "Issuer") common stock (the "Common Stock") or (ii) 9.99% of the issued and outstanding Common Stock. Based on information provided in the Issuer's Form 10-QSB for the quarter ended March 31, 2000, there were 7,874,112 shares of Common Stock issued and outstanding as of May 2, 2000. Therefore, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, BayStar is deemed to beneficially own 842,105 shares of Common Stock. BayStar International, Ltd. ("International"), a corporation organized as a limited company under the laws of the British Virgin Islands, is the holder of a convertible note which may be converted at any time in International's discretion into the lesser of (i) 421,053 shares of Common stock or (ii) 9.99% of the issued and outstanding Common Stock. Therefore, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, International is deemed to beneficially own 421,053 shares of Common Stock. Michael A. Roth and Brian J. Stark, in their capacity as the sole members of Northbay Partners, LLC , a Wisconsin limited liability company, which serves as both (i) the managing member of Baystar Mnagement, LLC, the general partner of Baystar and (ii) BayStar International Management, LLC, the investment manager of International, possesses sole voting and dispositive power over all 1,263,158 shares of Common Stock.

Item 1.

(a)  Name Of Issuer:   Paradise Music & Entertainment, Inc.
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(b)  Address of Issuer's Principal Executive Offices:  53 West 23rd Street, New
     York, New York 10010
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Item 2.

(a)  Name of Person Filing:  Michael A. Roth and Brian J. Stark
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(b)  Address of Principal Business Office or, if none, Residence:  1500 West
     Market Street, Mequon, WI 53092
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(c)  Citizenship:  United States
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(d)  Title of Class of Securities: Common Stock
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(e)  CUSIP Number:  699071106
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Item  3.  If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
              78o);

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e)  [ ] An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);

     (f)  [ ] An employee benefit plan or endowment fund in accordance with
              Section 240.13d-1(b)(1)(ii)(F);

     (g)  [ ] A parent holding company or control person in accordance with
              Section 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)  [ ] A  church  plan  that  is  excluded  from   the  definition  of an
              investment  company   under   Section  3(c)(14) of  the Investment
              Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         (a)    Amount beneficially owned (as of May 10, 2000): 1,263,158

         (b)    Percent of Class (as of March 8, 2000): 13.8%

         (c)    Number of shares as to which the person has:

                (i)  Sole power to vote or to direct the vote:   1,263,158

               (ii)  Shared power to vote or to direct the vote:   0

              (iii)  Sole power to dispose or to direct the disposition of:
                                                                       1,263,158

               (iv)  Shared power to dispose or to direct the disposition of: 0


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A


Item 8.  Identification and Classification of Members of the Group.  N/A


Item 9.  Notice of Dissolution of Group.  N/A


Item 10. Certification.

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                  June 2, 2000

                                                     Date

                                                     /s/Michael A. Roth
                                                     Michael A. Roth

                                                     /s/Brian J. Stark
                                                     Brian J. Stark

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                               Dated: June 2, 2000

The undersigned hereby agree that the Schedule 13G with respect to Paradise Music & Entertainment, Inc., dated as of the date hereof, is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(k).


                                                              __________________
                                                              /s/Michael A. Roth
                                                                 Michael A. Roth


                                                               _________________
                                                              /s/Brian J. Stark
                                                                 Brian J. Stark